June 30, 2020

VIA EDGAR

Edwin Kim Staff Attorney U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Sphere 3D Corp.

Registration Statement on Form S-1

Filed May 20, 2020

File No. 333-238531

Dear Mr. Kim:

On behalf of Sphere 3D Corp. (the “Company”), we are transmitting the following response to the telephone conversation you had with Ali Panjwani on May 28, 2020 regarding comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Registration Statement on Form S-1 (333-238531) (the “Registration Statement”) originally filed with the Commission on May 20, 2020. For your convenience, the full text of the Staff’s comment is set forth below, and the Company’s response to such comment directly follows the text.

General

1. Please file the Company’s Form 10-Q.

RESPONSE: The Company filed its Form 10-Q for the quarter ended March 31, 2020 on June 24, 2020.

Principal Stockholders

2. The Selling Stockholders that beneficially own more than 5% should be included in the Principal Stockholders table.

RESPONSE: The Registration Statement has been revised accordingly.

Selling Stockholders

3. The entities listed as Selling Stockholders should include in their respective footnotes the natural person who makes voting and dispositive decisions with respect to the securities.

RESPONSE: The Registration Statement has been revised accordingly.

Plan of Distribution

4. In the Plan of Distribution, it should be made clear that the rights of Oasis Capital under the equity line are not transferable.

RESPONSE: The Registration Statement has been revised accordingly.

5. There should be disclosure that Oasis is an underwriter with respect to their securities.

RESPONSE: The Registration Statement has been revised accordingly.

June 30, 2020

Business

6. An illustration should be included based on the closing price on a recent date, reflecting how many securities the company would presumably issue pursuant to the three puts, and what proceeds the company would receive.

RESPONSE: The Registration Statement has been revised accordingly.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please feel free to contact me at 212-326-0820 or ali.panjwani@pryorcashman.com.

Very truly yours,

/s/ M. Ali Panjwani, Esq.
M. Ali Panjwani, Esq.
Pryor Cashman LLP

Enclosure

cc:

Mr. Kim

SEC

Peter Tassiopoulos

Sphere 3D Corp.